Delcath
SYSTEMS INC.

The Future of Drug Delivery Systems

2001 ANNUAL REPORT

our > mission

To become the leading provider of systems for organ specific and regional delivery of drugs — initially FDA approved — anticancer agents

OVERVIEW OF THE DELCATH SYSTEM

Organ or regional specific drug delivery

Outpatient procedure, minimally invasive

Permits higher drug doses

Filtration minimizes systemic toxicity

Repeatable procedure increases utility of FDA approved drugs

Safety, efficacy demonstrated for certain cancers in the liver (doxorubicin)

Systems protected by multiple patents



Phases

Moving Forward Through Achievements

1988	Company founded by a team of physicians.
1990	Delcath receives initial financing.
1990	Company commences Phase I and Phase II clinical trials.
1991	Delcath receives 1st of 7 U.S. patents for delivery system.
1995	Company receives Canadian & European patents.
1998	Delcath receives Japanese patent.
1999	Company receives FDA approval for conducting Phase III clinical trials.
2000	Delcath completes Initial Public Offering of Common Stock.
2001	Company commences Phase I clinical trial study with melphalan at the National Cancer Institute.





To Our > Shareholders

One of the key events of 2001 was the start of the National Cancer Institute's study of Delcath's technology in patients with metastatic liver cancer.

Patient enrollment using the drug melphalan began in August and the first phase is scheduled for completion this year. Our agreement with the NCI calls for a Phase II study to closely follow the completion of the current Phase I study. We expect the normal progression of clinical trials to take place, leading to a pivotal Phase III study, which, if successful, will allow the company to move forward with a PMA application to the Food & Drug Administration for marketing approval.

Meantime, and subsequent to the year-end, we received notification from the New York University's School of Medicine that it will conduct a Phase III trial of Delcath's system with the drug doxorubicin, subject to final funding arrangements and the approval of the school's Institutional Review Board. We are continuing our discussions with a number of other cancer centers and we expect to finalize arrangements with additional principal investigators soon. The protocol for our Phase III study, which has been approved by the FDA, requires enrollment of 61 patients with a control group of equal size.

The Delcath program at the NCI, which compliments our own Phase III study, is especially important for several reasons. As one of the nation's leading cancer research centers, the NCI has been a driving force in pioneering clinical application of organ-specific delivery of cancer agents. Under the leadership of H. Richard Alexander, MD, NCI clinicians have been performing isolated perfusion of the liver for the past nine years using a highly invasive surgical technique.

The NCI hopes to replace its current surgical procedure with Delcath's minimally invasive technology, increasing the chances for longer patient survival and dramatically reducing the side effects heretofore associated with liver-specific drug delivery.

Since the Delcath system is minimally invasive, it allows doctors to repeatedly deliver high doses of chemotherapy to the liver for as long as it helps the patient. The result is a treatment program implemented over several months and tailored to each patient's cancer. This was not previously possible with high dose chemotherapy treatments. The NCI's older procedure, which requires six to seven hours of surgery under full anesthesia, could be performed only once, greatly limiting the prospects for long-term success.

"The Delcath system is clearly indicated for these individuals. In addition to delivering extremely high doses of chemotherapeutic agents, the procedure is repeatable."



Phase2



Cancer of the liver, the cancer currently being treated in our clinical trials, is an especially debilitating form of the disease. While the overall five year survival rate for all combined forms of cancer is 62 percent, the American Cancer Society estimates the survival rate for liver cancer is only about 5%. Additionally, since symptoms of liver cancer do not often appear until the disease has advanced, more than 70 percent of cancerous liver tumors cannot be surgically removed at time of diagnosis.* The Delcath System is clearly indicated for these individuals. In addition to delivering extremely high doses of chemotherapeutic agents, the procedure is repeatable. It is the repeatability of the procedure, made possible by its minimally invasive nature that should, in our opinion, allow the FDA to view our eventual PMA application favorably.

While our existing Phase I and Phase III studies involve the treatment of metastatic liver cancer, the Delcath System is a platform technology that has the potential to treat other organs and diseases other than cancer. We believe the technology also has the potential to treat hepatitis by delivering interferon therapy.

On behalf of the Board of Directors, we appreciate your continued support. We believe we are poised to effectively continue our clinical trials and anticipate their success, which will ultimately lead to FDA approval and a successful entry into the marketplace.

M. S. Koly
President and Chief Executive Officer

American Cancer Society Cancer Facts & Figures 2001

Moving to Phase3



H. Richard Alexander, M.D.

Delcath Systems is honored to be a sponsor of a clinical trial currently being conducted at the National Cancer Institute (NCI) one of the premier research facilities in the United States. The NCI is part of the National Institutes of Health, located in Bethesda, Maryland. Established in 1937, the NCI leads a national effort to reduce the burden of cancer morbidity and mortality. Its goal is to stimulate and support scientific discovery and its application to achieve a future, when all cancers are uncommon and easily treated.

The principal investigator for this Phase I study is H. Richard Alexander, M.D. Dr. Alexander is the Head of the Surgical Metabolism Section of the Surgery Branch of the NCI and is a Diplomat with the American Board of Surgery.

Shortly before the start of the current Phase I dose-ranging study, Dr. Alexander answered questions about the NCI's involvement in isolated perfusion and its interest in the Delcath system. Excerpts are below:

Q: What led to the NCI's interest in isolated perfusion?

Dr. Alexander: "I think that basically our interest (*in isolated perfusion*) started about eight years ago when there were a number of clinical trials evaluating various forms of regional therapies focused to the liver for individuals who had progressive unresectable cancers confined to that organ and that happens to be a significant clinical problem in this country. A large number of individuals with colorectal cancer, for example, will ultimately develop this problem and patients with other histologies will also develop the problem.

"So we looked at refining a technique that had been established long before we started this program of isolated hepatic perfusion in which basically the liver is physically prepared during an operative procedure and then catheters are inserted into the blood vessels going in and out of the liver then the catheters are connected to a heart-lung machine and then when the machine is turned on we can deliver through the liver very high doses of anti-cancer agents to try and control the condition in the liver. Now our initial results with that kind of a program were very encouraging and we were able to see fairly significant reduction in the size of tumors, often lasting for a considerable period of time in people who had very advanced and previously treated tumors."

Q: What are the principal drawbacks of the current methodology?

Dr. Alexander: "...I think the major downside is that it is a major operative procedure. It has certain risks attendant with it and it can only be done one time. Once it's done, because of the scar tissue that develops around the liver, particularly in the spots where we need to place our catheters, it can only be done one time."

Q: What are your hopes for the Delcath technology?

Dr. Alexander: "...So we were looking for another mechanism by which we could focus therapy into the liver that might be a little bit more straight forward for any individual to undergo, so the Delcath System is a perfect, in my view, a perfect application to try and determine whether or not we can deliver high dose melphalan using a less invasive technique than a major operative procedure.

"... It is possible with the Delcath System that patients could undergo treatments for potentially many months. So if, in fact, their tumors are regressing after one or two therapies, there's no reason why they couldn't undergo two or three or four more additional treatments in order to continually cause the tumors to regress.

"...I think the Delcath System has the beauty of being repeatable and I think it is a little bit more straightforward for any individual to get through."

"the Delcath System is a perfect, in my view, a perfect application to try and determine whether or not we can deliver high dose melphalan using a less invasive technique than a major operative procedure."


NATIONAL INSTITUTES OF HEALTH

PLAN OF OPERATION

Since our founding in 1988 by a team of physicians, we have been a development stage company engaged primarily in developing and testing the Delcath system for the treatment of liver cancer. A substantial portion of our historical expenses have been for the development of our medical device and the clinical trials of our product, and the vigorous pursuit of patents worldwide, which now total ten. We expect to continue to incur significant losses from costs for product development, clinical studies, securing patents, regulatory activities, manufacturing and establishment of a sales and marketing organization without any significant revenues. A detailed description of the cash used to fund historical operations is in the financial statements and the notes thereto. Without an FDA-approved product and commercial sales, we will continue to be dependent upon existing cash and the sale of equity or debt to fund future activities over at least the next three years. While the amount of future net losses and time required to reach profitability are uncertain, our ability to generate significant revenue and become profitable will depend on our success in commercializing our device.

During 2001, Delcath initiated the clinical trial of the system for isolated liver perfusion using the chemotherapeutic agent, melphalan. The Phase I trial at the National Cancer Institute marks an expansion in the potential labeled usage beyond doxorubicin, the chemotherapeutic agent used in our initial clinical trials. The patent protection for the Delcath technology was also expanded in 2001, with the issuance of a U. S. patent for the system for isolated kidney perfusion. Similar applications are pending in several foreign countries.

Our management continued to speak to potential investors and investment analysts at a series of meetings in several major U. S. cities. In particular we were invited to make a presentation at the New York Society of Security Analysts' annual Health Care Conference in March 2001. This meeting led to further discussions with several investment professionals and an article in the Gray Sheet, a medical publication focused on healthcare and FDA issues.

The contracted manufacture and assembly of the commercial grade Delcath system kit was completed in 2001, with the first human use kits shipped to NCI for use in the clinical trials. We continue efforts to qualify additional sources of the key components of our device, in an effort to further reduce manufacturing costs and minimize dependency on a single source of supply.

Over the next 12 months, we expect to continue to incur substantial expenses related to the research and development of our technology, including Phase III clinical trials using doxorubicin with the Delcath system and Phase I clinical trials using melphalan with the Delcath system. Additional funds, when available, will be committed to pre-clinical and clinical trials for the use of other chemotherapy agents with the Delcath system for the treatment of liver cancer, and the development of additional products and components.

In January 2002, we announced that the New York University School of Medicine plans to proceed with the FDA approved Phase III study using the Delcath system. This trial is pending budget approval by NYU and approval by NYU's Institutional Review Board. If this trial receives the required approvals and proceeds to accrue patients, this study will involve a portion of the total of the 122 patients that are required by the FDA to participate in the Phase III trials at several institutions. We cannot estimate the starting date or duration of the trial.

LIQUIDITY AND CAPITAL RESOURCES

We currently anticipate that our available funds will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. The Company is not projecting any capital expenditures that will significantly affect the Company's liquidity or the hiring of additional employees during the next 12 months.

Our future liquidity and capital requirements will depend on numerous factors, including the progress of our research and product development programs, including clinical studies; the timing and costs of making various United States and foreign regulatory filings, obtaining approvals and complying with regulations; the timing and effectiveness of product commercialization activities, including marketing arrangements overseas; the timing and costs involved in preparing, filing, prosecuting, defending and enforcing intellectual property rights; and the effect of competing technological and market developments.

The Company's future results are subject to substantial risks and uncertainties. The Company expects to require additional working capital in the future and there can be no assurance that such working capital will be available on acceptable terms, if at all.

FORWARD-LOOKING STATEMENTS

The foregoing information should be read in conjunction with the Financial Statements and Related Notes that appear herein. This discussion contains forward-looking statements that involve risks and uncertainties. Delcath Systems, Inc. makes such forward-looking statements under the provisions of the "Safe Harbor" election of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Our ability to generate revenues and become profitable is subject to substantial risks and uncertainties. These include whether clinical trials establish the effectiveness of the Delcath system, whether we receive regulatory approvals for commercialization of the system and whether competing technologies are introduced that receive greater market acceptance. These statements relate to future events or our future financial or business performance and are identified by terminology such as "may," "might," "will," "should," "expect," "scheduled," "plan," "intend," "anticipate," "believe," "estimate," "potential," or "continue" or the negative of such terms or other comparable terminology.

Balance Sheet

Delcath Systems, Inc. (A Development Stage Company)

	December 31, 2001
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 3,295,300
Interest receivable	1,056
Prepaid insurance	69,667
Total current assets	3,366,023
Furniture and fixtures, net	13,496
Due from affiliate	24,000
Total assets	$ 3,403,519
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 176,080
Total current liabilities	176,080
STOCKHOLDERS' EQUITY (Note 2):	
Preferred Stock, $.01 par value: 10,000,000 shares authorized; no shares issued and outstanding	—
Common Stock, $.01 par value; 15,000,000 shares authorized; 3,903,816 shares issued and outstanding	39,038
Additional paid-in capital	18,835,160
Deficit accumulated during development stage	(15,646,759)
Total Stockholders' equity	3,227,439
Total liabilities and Stockholders' equity	$ 3,403,519

See accompanying notes to financial statements.

Statements of Operations

Delcath Systems, Inc. (A Development Stage Company)

	Years ended December 31, 2000 (Restated)	Years ended December 31, 2001	Cumulative from inception (August 5, 1988) to December 31, 2001
COSTS AND EXPENSES:			
Legal, consulting and accounting fees	$ 474,061	$ 1,034,025	$ 6,025,255
Stock option compensation expense	—	—	2,520,170
Compensation and related expenses	259,446	557,087	3,304,703
Other operating expenses	298,204	477,544	2,967,024
Total costs and expenses	1,031,711	2,068,656	14,817,152
Operating loss	(1,031,711)	(2,068,656)	(14,817,152)
Interest income	94,555	208,220	840,471
Interest expense	(23,029)	(15,571)	(171,473)
Net loss	(960,185)	(1,876,007)	(14,148,154)
Preferred Stock dividends paid in Common Stock	(999,070)	—	
Preferred Stock dividends paid in cash	(499,535)	—	
Net loss attributable to Common Stockholders	$(2,458,790)	$(1,876,007)	
COMMON SHARE DATA:			
Basic and diluted loss per share	$ (1.52)	$ (0.48)	
Weighted average number of basic and diluted Common Stock outstanding	1,621,723	3,903,816	

See accompanying notes to financial statements.

Statements of Stockholders' Equity

Delcath Systems, Inc. (A Development Stage Company)

Years ending December 31, 2001 and 2000 and cumulative from inception (August 9, 1988) to December 31, 2001

	Common Stock $.01 par value					
	Issued		In Treasury		Outstanding	
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount
Shares issued in connection with the formation of the Company as of August 22, 1988	621,089	$ 6,211	—	$ —	621,089	$ 6,211
Sale of Preferred Stock, August 22, 1988	—	—	—	—	—	—
Shares returned as of March 9, 1990	—	—	(414,059)	(4,141)	(414,059)	(4,141)
Sale of stock, October 2, 1990	—	—	17,252	173	17,252	173
Sale of stock, January 23, 1991	—	—	46,522	465	46,522	465
Sale of stock, August 30, 1991	—	—	1,353	14	1,353	14
Sale of stock, December 31, 1992	—	—	103,515	1,035	103,515	1,035
Sale of stock, July 15, 1994	—	—	103,239	1,032	103,239	1,032
Sale of stock, December 19, 1996	—	—	39,512	395	39,512	395
Shares issued in connection with conversion of short-term borrowings as of December 22, 1996	58,491	585	98,388	984	156,879	1,569
Sale of stock, December 31, 1997	53,483	535	—	—	53,483	535
Exercise of stock options	13,802	138	3,450	35	17,252	173
Shares issued as compensation	2,345	23	828	8	3,173	31
Amortization of compensatory stock options granted	—	—	—	—	—	—
Forfeiture of stock options	—	—	—	—	—	—
Shares issued in connection with exercise of warrants	21,568	216	—	—	21,568	216
Sale of stock, January 16, 1998	34,505	345	—	—	34,505	345
Sale of stock, September 24, 1998	3,450	35	—	—	3,450	35
Shares returned, April 17, 1998	(3,450)	(35)	—	—	(3,450)	(35)
Amortization of compensatory stock options granted	—	—	—	—	—	—
Forfeiture of stock options	—	—	—	—	—	—
Exercise of stock options	8,626	86	—	—	8,626	86
Sale of stock, June 30, 1999	46,987	470	—	—	46,987	470
Amortization of compensatory stock options granted	—	—	—	—	—	—
Forfeiture of stock options	—	—	—	—	—	—
Shares issued in connection with exercise of warrants	2,300	23	—	—	2,300	23
Deficit accumulated from inception to December 31, 1999	—	—	—	—	—	—
Balance at December 31, 1999	863,196	8,632	—	—	863,196	8,632
Sale of stock, April 14, 2000	230,873	2,309	—	—	230,873	2,309
Dividends paid on Preferred Stock	690,910	6,909	—	—	690,910	6,909
Conversion of Preferred Stock	833,873	8,339	—	—	833,873	8,339
Sale of stock, October 19, 2000	1,200,000	12,000	—	—	1,200,000	12,000
Shares issued as compensation for stock sale	85,000	850	—	—	85,000	850
Stock options issued as compensation	—	—	—	—	—	—
Net loss for year ended December 31, 2000	—	—	—	—	—	—
Balance at December 31, 2000	3,903,852	39,039	—	—	3,903,852	39,039
Sum of fractional common shares cancelled after year 2000 stock splits	(36)	(1)	—	—	(36)	(1)
Stock warrants issued as compensation	—	—	—	—	—	—
Net loss for year ended December 31, 2001	—	—	—	—	—	—
Balance at December 31, 2001	3,903,816	$39,038	—	$ —	3,903,816	$39,038

See accompanying notes to financial statements.

Preferred Stock $.01 par value		Class A Preferred Stock $.01 par value		Class B Preferred Stock $.01 par value				
No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	Additional paid-in capital	Deficit accumulated during development stage	Total
—	$ —	—	$ —	—	$ —	$ (5,211)	$ —	$ 1,000
—	—	2,000,000	20,000	—	—	480,000	—	500,000
—	—	—	—	—	—	4,141	—	—
—	—	—	—	—	—	24,827	—	25,000
—	—	—	—	416,675	4,167	1,401,690	—	1,406,322
—	—	—	—	—	—	9,987	—	10,001
—	—	—	—	—	—	1,013,969	—	1,015,004
—	—	—	—	—	—	1,120,968	—	1,122,000
—	—	—	—	—	—	999,605	—	1,000,000
—	—	—	—	—	—	1,703,395	—	1,704,964
—	—	—	—	—	—	774,465	—	775,000
—	—	—	—	—	—	30,827	—	31,000
—	—	—	—	—	—	34,454	—	34,485
—	—	—	—	—	—	2,496,347	—	2,496,347
—	—	—	—	—	—	(279,220)	—	(279,220)
—	—	—	—	—	—	234,182	—	234,398
—	—	—	—	—	—	499,655	—	500,000
—	—	—	—	—	—	56,965	—	57,000
—	—	—	—	—	—	(4,965)	—	(5,000)
—	—	—	—	—	—	1,166,418	—	1,166,418
—	—	—	—	—	—	(407,189)	—	(407,189)
—	—	—	—	—	—	67,414	—	67,500
—	—	—	—	—	—	775,722	—	776,192
—	—	—	—	—	—	98,186	—	98,186
—	—	—	—	—	—	(554,371)	—	(554,371)
—	—	—	—	—	—	24,975	—	24,998
—	—	—	—	—	—	—	(11,311,962)	(11,311,962)
—	—	2,000,000	20,000	416,675	4,167	11,767,236	(11,311,962)	488,073
—	—	—	—	—	—	499,516	—	501,825
—	—	—	—	—	—	992,161	(1,498,605)	(499,535)
—	—	(2,000,000)	(20,000)	(416,675)	(4,167)	15,828	—	—
—	—	—	—	—	—	5,359,468	—	5,371,468
—	—	—	—	—	—	(850)	—	—
—	—	—	—	—	—	3,800	—	3,800
—	—	—	—	—	—	—	(960,185)	(960,185)
—	—	—	—	—	—	18,637,159	(13,770,752)	4,905,446
—	—	—	—	—	—	1	—	—
—	—	—	—	—	—	198,000	—	198,000
—	—	—	—	—	—	—	(1,876,007)	(1,876,007)
—	$ —	—	$ —	—	$ —	$18,835,160	$(15,646,759)	$ 3,227,439

Statements of Cash Flows

Delcath Systems, Inc. (A Development Stage Company)

	Years ended December 31, 2000	2001	Cumulative from inception (August 5, 1988) to December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (960,185)	$(1,876,007)	$(14,148,154)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock option compensation expense	—	—	2,520,170
Stock, option and warrant compensation expense issued for consulting services	3,800	198,000	236,286
Depreciation expense	3,000	5,014	14,764
Amortization of organization costs	—	—	42,165
(Increase) decrease in prepaid expenses	(64,999)	(501)	(69,667)
(Increase) decrease in interest receivable	(29,042)	31,312	(1,056)
Due from affiliate	—	—	(24,000)
(Decrease) increase in accounts payable and accrued expenses	686,167	(622,835)	176,080
Net cash used in operating activities	(361,259)	(2,265,017)	(11,253,412)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of furniture and fixtures	—	(13,260)	(28,260)
Purchase of short-term investments	—	—	(1,030,000)
Proceeds from maturities of short-term investments	—	—	1,030,000
Organization costs	—	—	(42,165)
Net cash used in investing activities	—	(13,260)	(70,425)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from sale of stock and exercise of stock options and warrants	5,873,293	—	13,413,708
Dividends paid	(499,535)	—	(499,535)
Proceeds from (Repayments) short-term borrowings	230,000	(230,000)	1,704,964
Net cash provided by financing activities	5,603,758	(230,000)	14,619,137
Increase (decrease) in cash and cash equivalents	5,242,499	(2,508,277)	3,295,300
Cash and cash equivalents at beginning of period	561,078	5,803,577	—
Cash and cash equivalents at end of period	$ 5,803,577	$ 3,295,300	$ 3,295,300
Cash paid for interest	$ 23,029	$ 36,141	$ 171,473
SUPPLEMENTAL NON-CASH ACTIVITIES:			
Conversion of debt to Common Stock	$ —	$ —	$ 1,704,964
Common Stock issued for Preferred Stock dividends	$ 999,070	$ —	$ 999,070
Conversion of Preferred Stock to Common Stock	$ 24,167	$ —	$ 24,167
Common Stock issued as compensation for stock sale	$ 510,000	$ —	$ 510,000
Stock, options and warrants issued as compensation for consulting services	$ 3,800	$ 198,000	$ 236,286

See accompanying notes to financial statements.

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) DESCRIPTION OF BUSINESS

Delcath Systems, Inc. (the "Company") is a development stage company which was founded in 1988 for the purpose of developing and marketing a proprietary drug delivery system capable of introducing, and removing, high dose chemotherapy agents to a diseased organ system while greatly inhibiting their entry into the general circulation system. It is hoped that the procedure will result in a meaningful treatment for cancer. In November 1989, the Company was granted an IDE (Investigational Device Exemption) and an IND status (Investigational New Drug) for its product by the FDA (Food and Drug Administration). The Company is seeking to complete clinical trials in order to obtain FDA pre-marketing approval for the use of its delivery system using doxorubicin, a chemotherapeutic agent, to treat malignant melanoma that has spread to the liver.

(B) BASIS OF FINANCIAL STATEMENT PRESENTATION

The accounting and financial reporting policies of the Company conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions and estimates that impact the amounts reported in those statements. Such assumptions and estimates are subject to change in the future as additional information becomes available or as circumstances are modified. Actual results could differ from these estimates.

(C) FURNITURE AND FIXTURES

Furniture and fixtures are recorded at cost and are being depreciated over the estimated useful lives of the assets of five years. Accumulated depreciation amounted to $14,764 at December 31, 2001.

(D) INCOME TAXES

The Company accounts for income taxes following the asset and liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under such method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company's income tax returns are prepared on the cash basis of accounting. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years that the asset is expected to be recovered or the liability settled.

(E) STOCK OPTION PLAN

The Company has historically accounted for its employee stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense is recorded on the date of grant only if the current fair market value of the underlying stock exceeds the exercise price. Fair market values of the Company's Common Stock at the dates options were granted, prior to the Company's stock becoming publicly traded, were based on third party sales of stock at or around the dates options were granted, or in the absence of such transactions, based on a determination by the Board of Directors based on current available information. In 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all Stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee Stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123 (see note 2(B)).

(F) LOSS PER SHARE

The Company follows the provisions of SFAS 128, "Earnings Per Share," which requires presentation of both basic and diluted earnings per share (EPS) on the face of the Statements of Operations. Basic EPS excludes dilution, and is computed using the weighted average number of common shares outstanding during the period. The diluted EPS calculation assumes all dilutive stock options or contracts to issue Common Stock were exercised or converted into Common Stock at the beginning of the period. We have excluded certain Common Stock equivalents from our diluted EPS calculation for all years presented as their effect would have reduced our net loss per share.

(G) RESTATEMENT OF NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS AND LOSS PER SHARE FOR 2000

Loss per share for the year ended December 31, 2000 has been restated from $(.90) per share as previously reported to $(1.52) per share and net loss attributable to Common Stockholders for the year ended December 31, 2000 has been restated from $(1,459,720) as previously reported to $(2,458,790) to give effect to $999,070 of Preferred Stock dividends that were paid in Common Stock in 2000. The effect of such dividends paid in Common Stock on the loss attributable to Common Stockholders was not included in the computation underlying the previously reported amount for 2000.

(H) STATEMENTS OF CASH FLOWS

For purposes of the statements of cash flows, the Company considers highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2001 cash equivalents included commercial paper of $1,741,571.

(2) STOCKHOLDERS' EQUITY

(A) STOCK ISSUANCES

BGH Medical Products, Inc. (name later changed to Delcath Systems, Inc.), a Delaware corporation (BGH–Delaware), was formed on August 5, 1988. As of August 22, 1988, BGH Medical Products, Inc., a Connecticut corporation (BGH–Conn.), was merged into BGH–Delaware, the surviving corporation. As of the merger date, the authorized capital stock of BGH–Conn. consisted of 5,000 shares of Common Stock, par value $.01 per share, of which 1,000 shares were issued and outstanding. Upon the merger, each BGH–Conn. Common Share outstanding was exchanged into 621.089 BGH–Delaware Common Shares. As a result of the conversion, BGH–Delaware issued 621,089 shares of Common Stock at $.01 par value. The aggregate amount of the par value of all Common Shares issued as a result of the exchange, $6,211, was credited as the Common Stock capital of BGH–Delaware, and the difference in respect to the capital account deficiency was charged to additional paid-in capital.

On August 22, 1988, BGH–Delaware then sold in a private placement 2,000,000 shares of Class A Preferred Stock, with a par value of $.01, to two affiliated venture capital funds for an aggregate amount of $500,000 in cash.

On March 8, 1990, 414,059 shares of Common Stock were returned to the Company as treasury stock due to relevant technology milestones not being fully achieved within the specified time period, in accordance with provisions of a Stockholders' agreement.

Effective May 7, 1990, the Company changed its name to Delcath Systems, Inc.

On October 2, 1990, the Company sold 17,252 shares of Common Treasury Stock, $.01 par value, for an aggregate amount of $25,000.

On January 23, 1991, the Company offered in a private placement shares of Common Stock and/or Class B Preferred Stock at $7.39 and $2.55 per share respectively for an aggregate maximum amount of $2,000,000. Under the terms of the private placement, 46,522 shares of Common Treasury Stock and 416,675 shares of Class B Preferred Stock were sold, yielding net proceeds to the Company of $1,406,322. The Common Stock and Class B Preferred Stock sold each has a par value of $.01, resulting in an increase in additional paid-in capital of $1,401,566. The two affiliated venture capital funds that owned the Class A Preferred Shares purchased 117,650 of the Class B Preferred Shares sold in the private placement.

On August 30, 1991, the Company sold an additional 1,353 shares of Common Treasury Stock at $7.39 per share, yielding proceeds to the Company of $10,001. The shares have a par value of $.01, resulting in an additional paid-in capital amount of $9,987.

In a December 1992 private placement, the Company sold 103,515 shares of Common Stock held in our treasury at $10.14 per share for a total placement of $1,050,000 ($1,015,004 after expenses). The shares issued have a par value of $.01, resulting in an additional paid-in capital amount of $1,048,965 ($1,013,969 after expenses). The two affiliated venture capital funds that owned the Class A Preferred Shares purchased 27,604 of the Common Treasury Shares sold.

Effective January 1, 1994, the Company issued 1,725 shares of Common Treasury Stock at $1.45 per share for a total price of $2,500 upon the exercise of stock options by an employee of the Company.

During the first quarter of 1994, the Company increased its authorized number of Common Shares from 5,000,000 to 15,000,000.

On July 15, 1994, the Company sold through a private placement offering, units at a price of $51,000 per unit. Each unit consisted of 4,693 Common Shares and 469 Warrants, each of which entitled the holder to purchase one share of Common Stock for $10.87. In connection therewith, the Company sold twenty-two (22) units (103,239 Common Shares and 10,324 Warrants expiring August 30, 1997) for total proceeds of $1,122,000. The two affiliated venture capital funds that owned the Class A Preferred Shares purchased six (6) of the units sold. During August 1997, the holders of Warrants exercised 8,916 Warrants to purchase 8,916 Common Shares at $10.87 each for total proceeds of $96,900. The remaining Warrants expired unexercised.

Effective January 1, 1995, the Company issued 1,725 shares of Common Treasury Stock at $1.45 per share for a total price of $2,500 upon the exercise of stock options by an employee of the Company.

Effective January 1, 1996, the Company issued 828 shares of Common Stock, valued at $10.87 per share for a total of $9,000, as compensation for consulting services.

On December 19, 1996, the Company sold through a private transaction 39,512 shares of Common Stock for total proceeds of $1,000,000. In connection with the offering, the purchaser obtained sole distribution rights for the Company's products in Japan, Korea, China, Taiwan, and Hong Kong through December 31, 2004. No value was attributed to the distribution rights. In addition, under certain conditions, the purchaser will be required to buy certain products from the Company.

On April 26, 1996, the Company entered into short-term borrowing agreements with 26 investors under which it borrowed $1,704,964 bearing interest at 10.25% per annum. Under the terms of the agreements, on December 22, 1996, the short-term borrowings were converted into 156,879 shares of Common Stock, based on a conversion price of $10.87 per share, and 78,438 Warrants, expiring April 25, 1999, entitling the holders to purchase 78,438 additional shares of Common Stock at $10.87 per share. The two affiliated venture capital funds discussed above provided $250,000 of the short-term loan, converting that debt into approximately 23,003 shares of Common Stock and 11,502 Warrants. From April 26, 1996 through December 22, 1996, interest of $114,948 accrued on the borrowings. Such interest was paid in January 1997. During September 1997, the holders of Warrants exercised 1,150 Warrants to purchase 1,150 Common Shares at $10.87 each for total proceeds of $12,499. During December 1997, the two affiliated venture capital funds exercised their 11,502 Warrants to purchase 11,502 Common Shares at $10.87 each for total proceeds of $124,999. During April 1999, the holders of Warrants exercised 2,300 Warrants to purchase 2,300 Common Shares at $10.87 each for total proceeds of $24,998. The remaining Warrants expired unexercised.

In 1997, the Company issued 2,345 shares of Common Stock, valued at $10.87 per share based on a 1996 agreement, for a total cost of $25,485, as compensation for consulting services.

From September 1997 through December 31, 1997, the Company received $775,000 and issued 53,483 Common Stock. During January 1998, the Company received an additional $500,000 and issued another 34,505 shares of Common Stock. In April 1998, under the terms of restricted Stock sale agreements, the Company issued to the purchasers of the 87,988 shares of Common Stock 11,732 three-year Warrants entitling the holders to purchase 11,732 Common Shares at $10.87 per share. These Warrants expired unexercised in April 2001.

In December 1997, the holder of non-incentive stock options exercised 13,802 options to purchase 13,802 restricted Common Shares at $1.88 each for total proceeds of $26,000.

In April 1998, a venture capital firm exercised 8,626 non-incentive Stock options to purchase 8,626 restricted Common Shares at $7.83 each for total proceeds of $67,500.

In April 1998, in connection with the settlement of a dispute with a former Director, the Company cancelled 3,450 shares of Common Stock previously held by the former Director in return for $1.45 per share, the price originally paid by the former Director.

In September 1998, the Company sold 3,450 shares of restricted Common Stock to an individual for $16.52 per share, yielding proceeds to the Company of $57,000.

In June 1999, the Company sold 46,987 shares of Common Stock to individual investors for $16.52 per share and Warrants entitling the holders to purchase 5,218 Common Shares at $14.87 per share (which Warrants expire April 30, 2002), yielding proceeds to the Company of $776,192.

In April 2000, the Company sold 230,873 Common Shares at $2.17 per share to existing Stockholders in a rights offering yielding proceeds to the Company of $501,825.

The Company completed an initial public offering ("IPO") underwritten by Whale Securities Co., L.P. on October 19, 2000 of 1,200,000 units for $6.00 per unit, each unit consisting of one share of Common Stock and one redeemable Warrant to purchase one share of Common Stock at a price of $6.60 until October 18, 2005. In connection with the initial public offering, the Company received $7,200,000 before offering costs ($5,371,468 after expenses). The Company also issued to Whale Securities Co., L.P. Warrants to purchase 120,000 units for $6.60 per unit, each unit consisting of one Common Share and one redeemable Warrant to purchase one share of Common Stock at a price of $10.50 until October 18, 2005. The Company also issued 85,000 shares of Common Stock valued at $510,000 for legal services provided in connection with the offering.

Also, in connection with the initial public offering, the holders of the 2,000,000 outstanding shares of the Company's Class A Preferred Stock and the 416,675 outstanding shares of the Company's Class B Preferred Stock agreed to convert their shares into Common Stock prior to the closing of the offering. Upon the conversion of the Company's Class A Preferred Stock and the Company's Class B Preferred Stock into 833,873 shares of Common Stock, the holders of the Class A and Class B shares received an aggregate of $499,535 in cash and 690,910 shares of Common Stock in payment of declared dividends.

In December 2000, the Company issued 1,720 Common Stock options at an exercise price of $3.31, fair valued at $2.21 per option for a total of $3,800, and 1,720 Warrants to purchase Common Stock at an exercise price of $6.00, fair valued at $0 per Warrant, as compensation for consulting services. Both the options and Warrants expire December 1, 2005.

The Company issued the following Common Stock Warrants in 2001 for consulting services: (1) 150,000 Warrants to purchase 150,000 units at $7.00 per unit, through January 4, 2005, each unit consisting of one fully-paid and non-assessable share of Common Stock, and one Common Stock Purchase Warrant entitling the holder to purchase one share of Delcath Common Stock for $6.60 per share. None of these Warrants have been exercised as of

December 31, 2001. Such Warrants, valued at $175,000, were recognized as an expense in the first quarter of 2001; and (2) 150,000 Warrants to purchase up to 150,000 shares of Delcath Common Stock, through April 30, 2005, for $6.60 per share. None of these Warrants have been exercised as of December 31, 2001. 25,000 of such Warrants vested in 2001 and the remaining 125,000 Warrants vest if the share price of the Company's Common Stock exceeds certain share price levels above the IPO price. As of December 31, 2001, none of the thresholds have been met. Such remaining Warrants will not vest if the conditions are not met by May 2002. The 25,000 vested, non-contingent Warrants have been valued at $23,000, and were recognized as an expense in the first quarter of 2001. The expenses, as noted above, recognized with these two warrant issues are non-cash expenses.

The value of the above Warrants were $1.17 per warrant for Warrants described in (1) above, and $.90 per warrant for the 25,000 Warrants that vested immediately described in (2) above, and were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions, respectively: risk free interest rates of 4.95% and 5.9%, volatility of 26.7% and 22.9%, expected lives of four years and four and one-half years, with no dividend yield for either issue.

In 2001, the Company cancelled a total of 36 shares which represented the total of fractional shares resulting from year 2000 Stock splits.

On October 30, 2001, the Company entered into a Rights Agreement with American Stock Transfer & Trust Company (the "Rights Agreement") in connection with the implementation of the Company's Stockholder rights plan (the "Rights Plan"). The purposes of the Rights Plan are to deter, and protect the Company's shareholders from, certain coercive and otherwise unfair takeover tactics and to enable the Board of Directors to represent effectively the interests of shareholders in the event of a takeover attempt. The Rights Plan does not deter negotiated mergers or business combinations that the Board of Directors determines to be in the best interests of the Company and its shareholders. To implement the Rights Plan, the Board of Directors declared a dividend of one Common Stock purchase right (a "Right") for each share of Common Stock of the Company, par value $0.01 per share (the "Common Stock") outstanding at the close of business on November 14, 2001 (the "Record Date") or issued by the Company on or after such date and prior to the earlier of the Distribution Date, the Redemption Date or the Final Expiration Date (as such terms are defined in the Rights Agreement). The rights expire October 30, 2011. Each Right entitles the registered holder to purchase from the Company one share of Common Stock, at a price of $5.00 per share, subject to adjustment (the "Purchase Price"), in the event that a person, or group announces that it has acquired, or intends to acquire, 15% or more of the Company's outstanding Common Stock.

The two affiliated venture capital funds discussed above were liquidated in 1998 and the shares of the Company then owned by the funds were distributed to the individual investors of the funds, or their nominee, if so directed.

(B) STOCK OPTION PLANS

The Company established an Incentive Stock Option Plan and a Non-Incentive Stock Option Plan under which Stock options may be granted. Additionally, the Company has entered into separate contracts apart from the Incentive Stock Option Plan and the Non-Incentive Stock Option Plan under which options to purchase Common Stock have been granted. A Stock option grant allows the holder of the option to purchase a share of the Company's Common Stock in the future at a stated price. The Plans are administered by the Board of Directors which determines the individuals to whom the options shall be granted as well as the terms and conditions of each option grant, the option price and the duration of each option.

The Company's Incentive and Non-Incentive Stock Plans were approved and became effective on November 1, 1992. During 2000 and 2001, respectively, the 2000 and 2001 Stock Option Plans became effective. The Incentive Stock Options vest as determined by the Company and expire over varying terms, but not more than five years from the date of grant. Stock option activity for the period January 1, 2000 through December 31, 2001 is as follows:

	Non-Incentive and Incentive Option Plans		Other Option Grants	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at December 31, 1999	441,664	$ 4.13	17,252	$2.90
Granted during 2000	248,020	3.31	—	—
Outstanding at December 31, 2000	689,684	3.82	17,252	2.90
Granted during 2001	280,000	.83	—	—
Expired during 2001	(84,000)	3.31	—	—
Outstanding at December 31, 2001	885,684	$ 2.94	17,252	$2.90

The following summarizes information about shares subject to option at December 31, 2001:

Options outstanding				Options exercisable	
Number outstanding	Range of exercise prices	Weighted average exercise price	Weighted average remaining life in years	Number exercisable	Weighted average exercise price
100,000	$ .60	$ .60	4.92	—	—
150,000	.85	.85	5.00	—	—
30,000	1.53	1.53	4.67	—	—
189,777	2.90	2.90	3.00	189,777	$2.90
164,020	3.31	3.31	3.95	164,020	3.31
269,139	4.93	4.93	2.00	269,139	4.93
902,936	$ .60–$4.93	$2.94	3.47	622,936	$3.89

The Company applies APB 25 and related interpretations in accounting for its plans. As such, compensation cost is measured at the date of grant as the excess, if any, of the fair market value of the underlying stock over the exercise price. Such cost is then recognized over the period the recipient is required to perform services to earn such compensation. If a stock option is not exercised because an employee fails to fulfill an obligation, the estimate of compensation expense recorded in previous periods is adjusted by decreasing compensation expense in the period of forfeiture. Stock option compensation expense associated with the Incentive and Non-Incentive Stock Plans for the years ended December 31, 2000 and 2001 was $3,800 and $0, respectively. Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant dates consistent with the methodology of SFAS 123, the Company's net loss and net loss per share for the years ended December 31, 2000 and 2001 would have been increased to the pro forma amounts indicated as follows:

	2000	2001
Net loss:		
As reported	$ (960,185)	$(1,876,007)
Pro forma	(1,431,352)	(2,186,270)
Basic and diluted loss per share		
As reported (Restated for 2000)	$ (1.52)	$ (0.48)
Pro forma (Restated for 2000)	(1.75)	(0.56)

The per share weighted average fair value of stock options granted during 2000 and 2001 were $2.21 and $.30, respectively, estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the grants for 2000 and 2001, respectively: risk free interest rates of 6.5% and 3.6%–4.95%, respectively, and volatility of 76.7% and 26.7%–36.3%, respectively, while no dividend yield and expected lives of five years were assumed for both years.

(3) INCOME TAXES

As of December 31, 2001, the Company had net operating loss carryforwards for federal income tax purposes of approximately $11,109,000 which are available to offset future federal taxable income, if any, through 2021. The net operating loss carryforwards resulted in a deferred tax asset of approximately $3,777,000 at December 31, 2001 ($3,209,000 at December 31, 2000). Management does not expect the Company to be taxable in the near future and established a 100% valuation allowance against the deferred tax asset created by the net operating loss carryforwards at December 31, 2001 and 2000.

(4) DUE FROM AFFILIATE

The Company sublets office space from an affiliate pursuant to an informal arrangement. In addition, the Company paid the affiliate $24,000, which the affiliate then paid to the landlord as a deposit on the lease.

Independent Auditors' Report

The Board of Directors
Delcath Systems, Inc.:

We have audited the accompanying balance sheet of Delcath Systems, Inc. (a development stage enterprise) as of December 31, 2001 and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2001 and for the period from August 5, 1988 (inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delcath Systems, Inc. (a development stage enterprise) as of December 31, 2001 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2001 and for the period August 5, 1988 (inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(G) to the financial statements, Delcath Systems, Inc. has restated the net loss attributable to Common Stockholders and the loss per share for the year ended December 31, 2000 to give effect to Preferred Stock dividends paid in Common Stock.

KPMG LLP

New York, NY
February 22, 2002

Management, Board of Directors, Key Scientific & Technical Advisors

Management

M. S. Koly
President, Chief Executive Officer & Treasurer

Samuel Herschkowitz, M.D.
Chairman & Chief Technology Officer

Thomas S. Grogan, C.P.A.
Chief Financial Officer

James P. Bartley, M.S., MEd, CHE
Director of Operations

Joseph P. Milana, C.P.A.
Comptroller

Board of Directors

M. S. Koly

Samuel Herschkowitz, M.D.

Mark Corigliano
Managing Director, Coast Cypress Associates

Daniel Isdaner
Director, American Camping Association

Victor Nevins
CEO, Max Abramson Enterprises
Former Trustee, Flushing Hospital & Medical Center

Key Scientific & Technical Advisors

Seymour H. Fein, M.D.
President, Fein & Associates
Regulatory & Medical Oncology

Morton G. Glickman, M.D.
Associate Dean, Yale University School of Medicine
Cardiovascular and Interventional Radiology (Founder)

Craig Hammes, J.D.
Principal, Hammes Consulting, Inc.
Regulatory

William N. Hait, M.D., Ph.D.
Director, The Cancer Institute of New Jersey
Medical Oncology and Pharmacology (Founder)

T. S. Ravikumar, M.D. F.A.C.S.
Chairman, Department of Surgery,
Montefiore Medical Center
Surgical Oncology (Principal Investigator)

Anil R. Diwan, Ph.D.
Principal, Applied Biotech Concepts
Filtration Consultant

Harvey J. Ellis, C.C.P.
Chief of Cardiac Perfusion, Bridgeport Hospital
Perfusion Consultant

Durmus Koch
President, Bipore, Inc.
Manufacturing

James H. Muchmore, M.D.
Associate Professor of Surgery,
Tulane University School of Medicine
Oncology and Perfusion Consultant

Gabriela Nicolau, Ph.D.
Director, Pharmacokinetics and
Drug Metabolism, Innapharma
Metabolism and Pharmacokinetics

John Quiring, Ph.D.
Principal, QST Consulting
Biostatistician

Advisors

Patent Counsel
Steven E. Feldman, P.C.

Regulatory Counsel
Covington & Burling

Transfer Agent
American Stock Transfer & Trust
New York, NY

Web Site
www.Delcath.com

Investor Information
Shareholders, analysts and others interested in additional information may contact:
Redington, Inc.
49 Richmondville Ave.
Westport, CT 06880
203-222-7399

Annual Meeting
The Annual Meeting of shareholders will be held on Thursday, May 23, 2002 at 11 AM, at the Hyatt Regency Greenwich, 1800 East Putnam Avenue, Old Greenwich, CT 06870.

Delcath Systems, Inc.
1100 Summer St.
Stamford, CT 06905
203-323-8668

Stock Prices
The Company's Common Stock traded on the Nasdaq National Market® under the symbol "DCTHU" from October 19, 2000 until October 19, 2001. In accordance with the terms of our initial public offering, effective October 22, 2001, the Company's Common Stock and Warrants were decoupled from the units issued October 19, 2000 and commenced separate trading. The common shares trade under the symbol "DCTH", and the Warrants trade under the symbol "DCTHW". The high and low sales prices for the Company's Common Stock for the periods indicated were as follows:

	2000		2001	
Quarter Ended	High	Low	High	Low
Unit Price Range (DCTHU):				
March 31			$5.69	$2.19
June 30			$3.20	$1.25
September 30			$2.92	$1.26
December 31	$6.34	$3.31		
October 1-19			$1.35	$1.00
Common Stock Price Range (DCTH):				
December 31			$1.79	$ .56

As of February 21, 2002, there were approximately 87 stockholders of record of our Common Stock and approximately 730 additional beneficial owners of our Common Stock.

Dividend Policy
We have never paid cash dividends on our Common Stock and anticipate that we will continue to retain our earnings, if any, to finance the growth of our business.

Financial Information and Reports
A copy of the Company's 10-KSB report will be furnished to shareholders without charge upon written request to the Company. Your request should be mailed to Mr. J. Bartley, Director of Operations, Delcath Systems, Inc., 1100 Summer St., Stamford, CT 06905.

Designed by Curran & Connors, Inc. / www.curran-connors.com

Delcath Systems, Inc.
1100 Summer Street
Stamford, CT 06905
203-323-8668
www.delcath.com